JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

November 14, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Jabil Circuit, Inc. – Withdrawal of Post-Effective Amendment to Registration Statement on Form S-3

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Jabil Circuit, Inc., a Delaware corporation (the “Company”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 to Form S-3 (File No. 333-154835), which was filed with the Commission on October 27, 2011 (the “Amendment”).

The Amendment was inadvertently filed coded with the submission type POS AM rather than POSASR. No securities have been sold pursuant to the Amendment. Accordingly, the Company hereby requests the immediate withdrawal of the Amendment and will promptly re-file the same post-effective amendment coded with the submission type POSASR.

If you have any questions or concerns with regard to the foregoing, please contact Chester E. Bacheller, Esq. of Holland & Knight LLP at (813) 227-8500.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/S/ FORBES I.J. ALEXANDER
Forbes I.J. Alexander Chief Financial Officer

cc:	Chester E. Bacheller, Esq., Holland & Knight LLP